Exhibit 99.11

PRESS RELEASE

Nigeria: TotalEnergies Strengthens Its Partnership with
SAPETRO to Support the Fast Development of OPL257

Paris, October 30, 2026 – TotalEnergies has signed a Farm-Out Agreement to sell to South Atlantic Petroleum Limited (“SAPETRO”) a 40% participating interest in offshore block OPL257, Nigeria. Upon completion of this transaction, TotalEnergies will hold a 50% operated interest in OPL257 alongside SAPETRO (40%) and Conoil (10%).

OPL257 is located 150 kilometers offshore Nigeria. The block is adjacent to PPL261, where TotalEnergies (24%) and its partners, including SAPETRO, discovered the Egina South field in 2005, which straddles both blocks.

An appraisal campaign on the OPL257 side of the field will be undertaken in the coming months to support the potential development of Egina South as a tie-back to the Egina FPSO, located approximately 30 kilometers away.

“TotalEnergies is pleased to have SAPETRO as a partner in OPL257 as well as in the adjacent PPL261 block. Consolidating our long-term partnership paves the way for a quick appraisal campaign and subsequent development of Egina South in the success case,” said Mike Sangster, SVP Africa Exploration & Production at TotalEnergies. “For TotalEnergies, this is consistent with our strategy to develop low-cost, low-emission resources while leveraging existing facilities.”

Completion of the transaction is subject to customary conditions, including regulatory approvals.

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About TotalEnergies in Nigeria

TotalEnergies has been present in Nigeria for more than 60 years and employs today more than 1,800 people across different business segments. Nigeria is one of the main contributing countries to TotalEnergies’ hydrocarbon production with 188,000 boe/d produced in 2025. TotalEnergies also operates an extensive distribution network which includes about 540 service stations in the country. In all its operations, TotalEnergies is particularly attentive to the socio-economic development of the country and is committed to working with local communities.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).